Risks

1. We are an early-stage company and have not yet generated any profits. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We have not started operations.

2. Any valuation at this stage is difficult to assess. The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

3. Including our founder and Chief Executive Officer, and our advisory, engineering, and marketing teams. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

4. We are dependent on general economic conditions. These in turn are affected by investment dollars and disposable income. Our business model is dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the number of visitors, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

5. We face increased market competition. Some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

6. Our revenues and profits are subject to fluctuations. It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors.

7. Voting Control is concentrated in the hands of a small number of shareholders. Even if the shares were not subject to the proxy, you would not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. These few people and/or entities make all major decisions regarding the company. As a minority shareholder and a signatory to any potential proxy agreements for voting, you will not have a say in these decisions.

8. Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

9. Holders of our Preferred Stock are entitled to potentially significant liquidation preferences over holders of our Common Stock if we are liquidated, including upon a sale of our company. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur that resulted in a distribution of less than expected to our stockholders, the holders of our Preferred Stock could be entitled to all proceeds of cash distributions.

10. There is no current market for our stock. There is no formal marketplace for the resale of our stock. The shares may be traded over the counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment. Since we have not established a trading forum for our stock, there will be no easy way to know what the Common Stock is "worth" at any time. Even if we seek a listing on the "OTCQX" or the "OTCQB" markets or others over time, there may not be frequent trading and therefore no market price for our stock.

11. The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event never occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them.

12. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

13. Consumer disposable income could change, affecting the amount spent on their pets.

14. Kennel Cough outbreak at one of our facilities could negatively impact our revenues. Kennel Cough (also known as canine infectious tracheobronchitis) is a highly contagious respiratory disease. Dogs commonly contract kennel cough at places where large amounts of canines congregate, such as boarding and daycare facilities, dog parks, training groups, and dog shows. Dogs can spread it to one another through airborne droplets, direct contact (e.g., touching noses), or contaminated surfaces (including water/food bowls). It's highly treatable in most dogs. Dogworx has instituted a state-of-the-art cleaning protocol including UV-C filtration and lights.

15. COVID-19 can materially impact our business. It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues. For example, it could complicate our ability to procure materials and partnerships. There may be other effects stemming from this pandemic that are deleterious to our company which we have not yet considered.